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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BACKLOG & DELIVERIES 4Q25 Embraer’s backlog reached US$31.6 billion in 4Q25 – a record‑setting level The company wide backlog expanded +20% year-over-year (yoy) in 4Q25 +20% The E195-E2 small narrowbody will expand TrueNoord and Helvetic Airways’ fleets E195-E2 Air Côte d’Ivoire orders E175 to boost regional connectivity E175 Commercial Aviation reported a US$14.5 billion backlog 14.5 bn Executive Aviation recorded a new US$7.6 billion all-time high backlog +4% quarter-over-quarter (qoq) 7.6 bn Defense & Security sold 5 KC-390 to Sweden and Portugal KC-390 Services & Support sustained its record-high US$4.9 billion backlog, up 7% yoy 4.9 bn 3 São Paulo (SP), Brazil, January 27, 2026 Embraer (NYSE: EMBJ / B3: EMBJ3), a global leader in the aerospace industry, registered a US$31.6 billion backlog in the fourth quarter (4Q25) – a record‑setting level for the company. Embraer delivered 91 aircraft in 4Q25 across all its business units. The result reflects a 21% increase compared to the 75 deliveries in the fourth quarter of last year (4Q24), and even higher than the 62 aircraft registered in the third quarter of 2025 (3Q25). Meanwhile, the company delivered a total of 244 aircraft in 2025 - an 18% increase compared to the 206 aircraft in 2024. Business Unit 4Q25 3Q25 4Q24 2025 FY 2024 FY 2025 Guidance Executive Aviation 53 41 44 155 130 145-155 Phenom 100 5 3 3 14 10 Phenom 300 23 20 19 72 65 Light Jets 28 23 22 86 75 Praetor 500 17 11 13 39 28 Praetor 600 8 7 9 30 27 Midsize Jets 25 18 22 69 55 Commercial Aviation 32 20 31 78 73 77-85 E175 14 7 11 34 26 E190-E2 3 2 2 6 8 E195-E2 15 11 18 38 39 Total Commercial Av. & Executive Av. 85 61 75 233 203 222-240* Defense & Security 6 1 — 11 3 KC-390 Millennium 2 1 — 3 3 A-29 Super Tucano 4 — — 8 — Total Commercial Av. & Executive Av. & Defense 91 62 75 244 206 Business Unit 4Q25 3Q25 qoq 4Q24 yoy Commercial Aviation 14.5 15.2 -5% 10.2 42% Executive Aviation 7.6 7.3 4% 7.4 3% Defense & Security 4.6 3.9 18% 4.2 10% Services & Support 4.9 4.9 0% 4.6 7% Total 31.6 31.3 1% 26.4 20% Backlog by Segment - US$ bn *Excludes KC-390 Millennium and A-29 Super Tucano deliveries. Deliveries by Segment 4 Commercial Aviation Highlights Commercial Aviation reported a US$14.5 billion backlog in 4Q25. The backlog was up 42% compared to 4Q24, but 5% lower than 3Q25 because of the renegotiation of Azul’s order during its Chapter 11 process. The business unit delivered 32 new aircraft in the last quarter of 2025 and 78 during the full year (in line with its 77-85 guidance for the period). Consequently, Commercial Aviation finished 2025 with a strong 2.8x book-to-bill ratio. During the quarter, Embraer announced TrueNoord and Helvetic Airways will expand their E‑Jet fleets. TrueNoord signed a firm order for 20 E195‑E2 jets—marking its first direct order with an aircraft manufacturer—which also includes purchase rights for up to an additional 20 E195‑E2s and up to 10 E175‑E1s. Meanwhile, Helvetic Airways reinforced its commitment to modern aviation with a firm order for 3 E195‑E2s and 5 additional purchase rights. 9% 12% 24% 23% 26% 20% 41% 45% The company also announced the E175 will join Air Côte d’Ivoire’s fleet. The airline has signed a firm order for 4 aircraft, with 8 additional purchase rights, to modernize its fleet and improve regional connectivity. First delivery is expected in the first half of 2027. Azul renegotiated its firm order for E195‑E2 aircraft, reducing the number of units from 51 to 25, as disclosed to the market on December 23, 2025. The renegotiation took place amid Azul’s Chapter 11 process. The models delivered during the period were the E175 to American Airlines (6), Republic Airlines (3) and SkyWest (5); the E190-E2 to Azorra (3); and the E195-E2 to AerCap (7), Azorra (1), Luxair (1), Mexicana (2) and Porter (4). E190-E2 5 4Q25 Backlog - Commercial Aviation Aircraft Type Firm Orders Deliveries Firm Order Backlog Options and Purchase Rights E195-E2 401 166 235 221 E190-E2 67 33 34 64 E175 1,003 813 190 118 Total 1,471 1,012 459 403 Commercial Aviation Backlog per aircraft model Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 190-E2 67 33 34 ANA (Japan) 15 - 15 Mexicana (Mexico) 10 - 10 Virgin Australia (Australia) 4 - 4 Aircastle (USA) 2 - 2 Azorra (USA) 16 14 2 Air Kiribati (Kiribati) 2 1 1 AerCap (Ireland) 5 5 - Helvetic (Switzerland) 8 8 - Placar Linhas Aéreas (Brazil) 1 1 - Undisclosed 1 1 - Wideroe (Norway) 3 3 - Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 195-E2 401 166 235 Avelo (USA) 50 - 50 SAS (Sweden) 45 - 45 Azul (Brazil) 25 - 25 LATAM (Chile) 24 - 24 Porter (Canada) 75 52 23 TrueNoord (The Netherlands) 20 - 20 Air Peace (Nigeria) 16 5 11 Azorra (USA) 23 16 7 Salam Air (Oman) 6 - 6 AerCap (Ireland) 43 38 5 Aircastle (USA) 23 18 5 Mexicana (Mexico) 10 5 5 Luxair (Luxembourg) 6 1 5 Helvetic (Switzerland) 7 4 3 Royal Jordanian (Jordan) 2 1 1 Binter Canarias (Spain) 16 16 - ICBC (China) 10 10 - Customer (Country) Firm Orders Deliveries Firm Order Backlog Embraer 175 1,003 813 190 American Airlines (USA) 204 124 80 SkyWest (USA) 288 219 69 Republic Airlines (USA) 187 158 29 Air Côte d’Ivoire (Ivory Coast) 4 - 4 Horizon Air / Alaska (USA) 50 47 3 Air Peace (Nigeria) 2 - 2 Undisclosed III 3 1 2 Overland Airways (Nigeria) 3 2 1 Air Canada (Canada) 15 15 - Air Lease (USA) 8 8 - Alitalia (Italy) 2 2 - Belavia (Belarus) 1 1 - CIT (USA) 4 4 - ECC Leasing (Ireland)* 1 1 - Flybe (UK) 11 11 - Fuji Dream (Japan) 2 2 - GECAS (USA) 5 5 - KLM (The Netherlands) 17 17 - LOT Polish (Poland) 12 12 - Mauritania Airlines (Mauritania) 2 2 - Mesa (USA) 7 7 - NAC / Aldus (Ireland) 2 2 - NAC / Jetscape (USA) 4 4 - Northwest (USA) 36 36 - Oman Air (Oman) 5 5 - Royal Jordanian (Jordan) 2 2 - Suzuyo (Japan) 11 11 - TRIP (Brazil) 5 5 - United Airlines (USA) 110 110 - * Aircraft delivered by ECC Leasing: one to Air Caraibes. 6 Executive Aviation Highlights Executive Aviation posted a backlog of US$7.6 billion in 4Q25, up 3% yoy and 4% qoq – a new all-time high for the business unit. The division recorded 53 deliveries in the quarter, a 20% increase over 44 deliveries in 4Q24. Consequently, Executive Aviation finished 2025 with a solid 1.1x book-to-bill ratio. In 2025, Q4 deliveries accounted for 34% of the yearly total, while the average for the period during the previous 5 years was 43%, reflecting the continued success of the company’s production leveling program. Consequently, FY25 deliveries registered a new all-time high record of 155 aircraft (upper end of our 145–155 guidance for the period). Looking forward, we expect additional tangible results from our production leveling initiative in 2026. Praetor 600 Embraer continued to outperform the market in 2025 with over 19% yoy growth in business jet deliveries, capturing rising global demand while reinforcing its foundation for sustainable long-term growth. This focus on sustainability extends beyond business expansion, and it is reflected in other initiatives aimed at enhancing efficiency and reducing environmental impact. For instance, the company completed its largest solar-energy project to date in 2025, which now powers the Global Customer Center at the Melbourne site. 15% 11% 25% 21% 26% 25% 34% 43% 4Q25 Backlog - Executive Aviation US$ bn Firm Orders Options* Total 7.6 5.4 *Values calculated based on aircraft list price. 7 4Q25 Backlog - Defense & Security Aircraft Type Firm Orders Deliveries Firm Order Backlog Options KC-390 Millennium 46 13 33 19 A-29 Super Tucano* 39 8 31 — *Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023. A-29 Super Tucano Defense & Security Highlights In Defense & Security, the backlog reached US$4.6 billion in 4Q25, up 10% yoy and 18% qoq. The business unit continued to ramp up production with a total of 3 KC-390 Millennium and 8 A-29 Super Tucano aircraft delivered during the year. Consequently, Defense & Security finished 2025 with a robust 1.4x book-to-bill ratio. Embraer delivered the first 4 A‑29N Super Tucano aircraft to the Portuguese Air Force in 4Q25, reinforcing the company’s role in supporting the country’s fleet modernization. During the handover event, Embraer and the Portuguese government signed a Letter of Intent to evaluate the potential establishment of an A-29N Super Tucano final assembly line in Portugal, aimed at addressing growing European demand for NATO‑configured aircraft. The signature of contracts with Sweden for the acquisition of 4 KC-390 aircraft, with Portugal for an additional unit (the 6th KC-390) and with Panama for 4 A-29 Super Tucano were key highlights of the quarter. Embraer currently has 33 firm orders for our KC-390 Millennium military transport, and 31 for our A-29 Super Tucano light attack aircraft. The KC-390 selection by Slovakia (3) and Lithuania (3) are not included in the backlog since these contracts are not effective yet or still under discussion. 8 Defense & Security Backlog per aircraft model Customer (Country) Firm Orders Deliveries Firm Order Backlog KC-390 Millennium 46 13 33 Brazilian Air Force (Brazil) 18 8 10 Netherlands Air Force (The Netherlands) 5 - 5 Austrian Air Force (Austria) 4 - 4 Sweden Air Force (Sweden) 4 - 4 Portuguese Air Force (Portugal) 6 3 3 Republic of Korea Air Force (South Korea) 3 - 3 Czech Air Force (Czech Republic) 2 - 2 Undisclosed 2 - 2 Hungarian Air Force (Hungary) 2 2 - Customer (Country) Firm Orders Deliveries Firm Order Backlog A-29 Super Tucano* 39 8 31 Portuguese Air Force (Portugal) 12 4 8 Undisclosed 6 — 6 Uruguayan Air Force (Uruguay) 6 — 6 Panama Air Force (Panama) 4 — 4 Undisclosed (Africa) 4 — 4 Paraguayan Air Force (Paraguay) 6 4 2 Sierra Nevada Corporation (USA) 1 — 1 KC-390 Millennium *Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023. 9 Services & Support Highlights In Services & Support, the backlog stood at US$4.9 billion in 4Q25, up a material 7% yoy, driven by several contracts signed which underpinned a solid 1.2x book-to-bill ratio over the past year. The business unit continues to be a core driver of Embraer’s growth supported by operational excellence, a strong customer‑centric approach, and an expanding portfolio of innovative service solutions. During the quarter, Embraer started construction of a new MRO facility for commercial jets at Perot Field Alliance Airport in Fort Worth, Texas. The hangar, expected to open in 2027, will increase service capacity for E‑Jets in the U.S. by more than 50%. The company also extended its long‑term maintenance agreement with Republic Airways, ensuring continued heavy‑maintenance support for more than 240 E‑Jets in the country. Finally, Embraer expanded its Pool Program with Airlink to support 10 new E195‑E2 aircraft, further strengthening the partnership and contributing to improving operational reliability and availability as the airline deploys its growing E2 fleet. Services & Support ri.embraer.com.br/en CONTACT investor.relations@embraer.com.br GUI PAIVA EAH CFO; EMBJ Head of IR, M&A, CVC gpaiva@embraer.com PATRICIA MC KNIGHT IR Manager patricia.mcknight@embraer.com.br ALESSANDRA RANGEL IR Specialist alessandra.vianna@embraer.com.br MARILIA SABACK SGOBBI IR Specialist marilia.saback@embraer.com.br RODRIGO DINIZ IR Analyst rodrigo.dmendes@embraer.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations